Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bed Bath & Beyond Inc:

We consent to the incorporation by reference in this registration statement on Form S-8 of Bed Bath & Beyond Inc. and subsidiaries of our reports dated May 2, 2018, with respect to the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 3, 2018 and February 25, 2017, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 3, 2018, and the related notes and financial statement schedule (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of March 3, 2018, which reports appear in the March 3, 2018 annual report on Form 10-K of Bed Bath & Beyond Inc. and subsidiaries.

/s/ KPMG LLP

Short Hills, New Jersey
October 23, 2018